Exhibit 99.1

Locafy Announces First Signed Contracts Through its Partnership Agreement With diDNA

Locafy and diDNA Believe These Contracts Represent the Beginning of a Broader Addressable Market Opportunity of Over 40,000 Publishers

PERTH, Australia – June 4, 2024 – Locafy Limited (Nasdaq: LCFY, LCFYW) (“Locafy” or the “Company”), a globally recognized software-as-a-service technology company specializing in programmatic “Entity-Based” search engine marketing, today announced that it had signed the Company’s first contracts through its partnership with diDNA, a leading AdTech provider for the publisher ecosystem.

The two contracts, with one U.S.-based and one Australian-based media publisher, will see Locafy implement its Article Accelerator (“Article Accelerator”) technology to deploy a standalone paid article solution to the main publisher website. Through Locafy’s recently announced value-based pricing model, Locafy stands to earn a percentage of advertising revenue generated through the publishers’ websites in addition to services fees associated with onboarding and maintenance once the solution is deployed by Locafy’s site builder.

“We believe that these contracts are just the beginning of the opportunity for Locafy through our partnership with diDNA,” said Locafy CEO Gavin Burnett. “Recent search engine algorithm updates have caused dramatic website traffic losses throughout the online publishing industry, and, in some cases, a loss in substantial revenue related to paid content.

“Our strategy of using existing technology that protects the main publisher website from potential site abuse issues enables the publisher to continue offering paid articles for its advertisers,” Burnett continued. “We believe that Article Accelerator has proven effective at targeting high-value keywords to rapidly combat the effects of algorithmic changes for media brands, evidenced through multiple rigorous trials. By utilizing our Entity-Based SEO techniques and leading technology, we are able to adjust quickly to the changing landscape to ensure continuity of service for our customers.

“Through this agreement, along with our preliminary results, we are hopeful that new publishers who join our platform receive sizable increases to their current website traffic by leveraging our Entity-Based SEO technologies. This is expected to increase advertising revenue with modest upfront costs. We are eager to continue rolling out our enhanced offering in partnership with diDNA in the coming months.”

Moving forward, Locafy and diDNA expect to sell a combined offering to new customers that optimizes their websites for both SEO and AdTech. The Article Accelerator solution can be deployed for publishers without changing their main websites, foregoing the delay in retaining or regaining publisher revenue, and thus eliminating the publisher’s reputational risk. By utilizing both Locafy’s Article Accelerator technology and diDNA’s advanced AI-based bidding technology, optimized websites are expected to see increased volume and keyword value for new website traffic and increased digital advertising revenue yield for existing traffic compared to market norms.

As per Locafy’s agreement with diDNA, publishers who receive services through the partnership will pay a commission based on the expected uplift in advertising revenues, which will be shared by Locafy and diDNA. This model is intended to align Locafy’s revenue from this product with its publishing customers’ advertising revenue success.

Locafy and diDNA expect to target both U.S.- and Australian-based prospects initially, with an immediate focus on the 40,000 publishers already in a contractual relationship with diDNA. The initial target clients will be in high-value advertising categories. Management from Locafy and diDNA believe that this combination of advanced SEO software and AI-driven advertising technology has the potential to deliver significant value for publishing clients.

Based on several rounds of trials and recent customer implementations, Article Accelerator has consistently helped publishers show improvements in website traffic growth and prominence, generating Page 1 results for published advertorials within prominent publisher mastheads across advertising categories, as it can now be deployed independently to the main publisher website. Once Article Accelerator is implemented and client websites are optimized, publishers can expect boosts in their websites’ online prominence, ranked keywords, and website traffic.

For more information about Locafy’s technology, including educational blogs and case studies, please view Locafy’s investor relations website at investor.locafy.com.

About Locafy

Locafy (Nasdaq: LCFY, LCFYW) is a globally recognized software-as-a-service technology company specializing in local search engine marketing. Founded in 2009, Locafy’s mission is to revolutionize the US$700 billion SEO sector. We help businesses and brands increase search engine relevance and prominence in a specific proximity using a fast, easy, and automated approach. For more information, please visit www.locafy.com.

About diDNA

diDNA, based in Orlando, FL, was founded in 2016 and is one of the world’s leading full-service advertising solutions providers for the publisher ecosystem. diDNA’s ad management platform maximizes ad revenue through a holistic approach including core ad tech, access to premium demand partners, and a dedicated revenue optimization team committed to delivering industry leading results.

Currently, the company works with over 40,000 publisher properties, providing automated tools, hands-on management and a product suite designed to empower and instantly increase revenue for everyone within the publisher and advertising community. diDNA prides itself on developing a “culture of no competition” to foster strong industry relationships, thus quickly becoming the bedrock of the publisher advertising world.

Visit www.didna.io and follow us on LinkedIn for more information and company news.

Forward-Looking Statements

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “subject to”, “believe,” “anticipate,” “plan,” “expect,” “intend,” “estimate,” “project,” “may,” “will,” “should,” “would,” “could,” “can,” the negatives thereof, variations thereon and similar expressions, or by discussions of strategy, although not all forward-looking statements contain these words. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, they do involve assumptions, risks, and uncertainties, and these expectations may prove to be incorrect. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company’s periodic reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

Investor Relations Contact

Tom Colton or Chris Adusei-Poku

Gateway Group

(949) 574-3860

LCFY@gateway-grp.com